SO
12/8/03


03051572

VF 12-4-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
NOV 28 2003
WASH, D.C. 208

SEC FILE NUMBER
8-51004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 AND ENDING 9/30/03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SWIFT TRADE SECURITIES USA INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

443 UNIVERSITY AVENUE - 3RD FLOOR
(No. and Street)

TORONTO ONTARIO CANADA M5G 2H6
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MR. JOSEPH IANNI 416-351-7667
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
DEC 12 2003
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

COOPER GREEN + WARREN LLP
(Name – *if individual, state last, first, middle name*)

1370 DON MILLS RD STE 100 TORONTO ONTARIO CANADA M3B 3N7
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

CHARTERED ACCOUNTANTS IN CANADA PUBLIC ACCOUNTANT LICENCED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

0128

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

~~I~~ WE, COOPER GREEN & WARREN LLP, swear (or affirm) that, to the best of ~~my~~ OUR knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SWIFT TRADE SECURITIES USA INC, as of SEPTEMBER 30, 2003, ~~are true and correct~~ PRESENT FAIRLY. ~~I~~ WE further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: TO THE BEST OF OUR KNOWLEDGE

____

____

____

[signature]
Signature
COOPER GREEN & WARREN LLP

PARTNER
Title

[signature]
Notary Public
FOR THE PROVINCE OF ONTARIO.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SWIFT TRADE SECURITIES USA INC.

- FINANCIAL STATEMENTS -

SEPTEMBER 30, 2003

COOPER GREEN & WARREN LLP - CHARTERED ACCOUNTANTS

SWIFT TRADE SECURITIES USA INC.

SEPTEMBER 30, 2003

CONTENTS

	PAGE
Auditors' Report	1
Balance Sheet	2 -2A
Statement of Income and Retained Earnings	3
Statement of Cash Flows	4
Notes to Financial Statements	5-8

COOPER GREEN & WARREN LLP
CHARTERED ACCOUNTANTS

1370 Don Mills Road, Suite 100 Toronto, Ontario M3B 3N7 Tel. (416) 510-1777 Fax (416) 510-1709
Represented in USA by Brock, Schechter & Polakoff CPA's - Buffalo, New York

AUDITORS' REPORT

To The Shareholders of
Swift Trade Securities USA Inc.

We have audited the balance sheet of Swift Trade Securities USA Inc. as at September 30, 2003 and the statements of income and retained earnings and cash flows for the year then ended. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles using differential reporting options available to non-publicly accountable enterprises as described in Note 2 to the financial statements. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Cooper Green & Warren LLP

COOPER GREEN & WARREN LLP
Chartered Accountants

Toronto, Ontario
November 4, 2003

SWIFT TRADE SECURITIES USA INC.

BALANCE SHEET

AS AT SEPTEMBER 30, 2003

ASSETS

	2003	2002
CURRENT		
Cash	$ 352,622	$ 1,507,931
Accounts receivable	2,396,998	1,969,749
Loans receivable - related corporations (Note 8 (d))	61,499	48,000
Sundry receivables	12,696	10,707
Prepaid expenses	-	10,761
	2,823,815	3,547,148
INVESTMENT IN SHARES (Note 3)	44,682	52,381
PROPERTY, PLANT & EQUIPMENT (Notes 2(f) and 4)	33,707	57,779
CONTINGENCY TRUST FUNDS (Note 5)	10,000	10,000
LOAN RECEIVABLE - subsidiary (Note 6)	-	300,000
INVESTMENT IN SHARES - subsidiary (Notes 2(a) and 7)	500,000	500,000
	$ 3,412,204	$ 4,467,308

See notes to financial statements

APPROVED ON BEHALF OF THE BOARD:


Director


Director

SWIFT TRADE SECURITIES USA INC.

BALANCE SHEET (US DOLLARS)

AS AT SEPTEMBER 30, 2003

ASSETS

	2003	2002
CURRENT		
Cash	$261,221	$1,117,069
Accounts receivable	$1,775,686	$1,459,181
Loan receivable (Note 8 (d))	$45,558	$35,558
Sundry Receivables	$9,405	$7,932
Prepaid expenses	$0	$7,972
	$2,091,870	$2,627,712
INVESTMENT SHARES (Note 3)	$33,100	$38,804
PROPERTY, PLANT & EQUIPMENT (Notes 2(f) and 4)	$24,970	$42,802
CONTINGENCY TRUST FUNDS (Note 5)	$7,408	$7,408
LOAN RECEIVABLE - subsidiary (Note 6)	$0	$222,239
INVESTMENT IN SHARES - subsidiary (Notes 2(a) and 7)	$370,398	$370,398
	$2,527,746	$3,309,362

See notes to financial statements

APPROVED ON BEHALF OF THE BOARD:



Director



SWIFT TRADE SECURITIES USA INC.

BALANCE SHEET

AS AT SEPTEMBER 30, 2003

LIABILITIES

	2003	2002
CURRENT		
Accounts payable	$ 896,995	$ 2,694,048
Accounts payable - related corporation (Note 8 (e))	789,960	-
Income tax	59,535	99,763
TOTAL LIABILITIES	1,746,490	2,793,811

SHAREHOLDERS' EQUITY

	2003	2002
CAPITAL STOCK (Notes 2 (d) and 9)		
Authorized		
Unlimited Common shares		
Issued		
300 Common shares	500	215,000
RETAINED EARNINGS, per attached statement	1,665,214	1,458,497
	1,665,714	1,673,497
	$ 3,412,204	$ 4,467,308

See notes to financial statements

SWIFT TRADE SECURITIES INC.

BALANCE SHEET (US DOLLARS)

AS AT SEPTEMBER 30, 2003

LIABILITIES

CURRENT	2003	2002
Accounts payable	$664,490	$1,995,739
Accounts payable - Related corporation	$585,199	$0
Income Tax	$44,103	$73,904
TOTAL LIABILITIES	$1,293,792	$2,069,643

SHAREHOLDER EQUITY

	2003	2002
CAPITAL STOCK (Note 12)		
Authorized		
Unlimited Common Shares		
Issued		
300 Common shares(1998-2000	$370	$159,271
RETAINED EARNINGS, per attached statement	$1,233,583	$1,080,448
	$1,233,954	$1,239,719
	$2,527,746	$3,309,362

STATEMENT OF INCOME AND RETAINED EARNINGS

FOR THE YEAR ENDED SEPTEMBER 30, 2003

	2003	2002
REVENUE	$ 21,470,285	$ 21,780,550
EXPENSES		
Clearing, network and computer expense	11,438,334	14,710,690
Reimbursement of expenses (Note 8 (c))	7,713,956	5,061,964
Branch payouts	1,241,689	1,442,620
Loss on foreign exchange (Note 2 (e))	206,454	29,436
Professional fees	168,085	68,813
Food and catering	122,984	119,491
Office and miscellaneous	64,873	23,023
Travel and entertainment	63,839	59,481
Advertising and marketing	36,744	4,239
Insurance	34,134	19,241
Maintenance	23,028	9,717
Telephone	20,876	14,632
Professional development	13,402	36,004
Courier and postage	11,487	12,878
Donations	6,646	4,500
Management salary and fees (repaid) (Note 10)	4,815	(227,957)
Dues, subscriptions and fees	3,997	2,258
Bank charges	2,202	2,793
Interest expense	1,554	884
Books	1,136	2,368
Equipment rental	580	544
Employer health tax (recovered)	(854)	25,777
Rent	-	6,500
	21,179,961	21,429,896
INCOME BEFORE AMORTIZATION AND INCOME TAXES	290,324	350,654
Amortization (Note 2 (f) and 4)	24,072	23,819
INCOME BEFORE INCOME TAXES	266,252	326,835
Income taxes (Note 2 (b))	59,535	11,046
NET INCOME FOR YEAR	206,717	315,789
RETAINED EARNINGS, beginning of year	1,458,497	1,142,708
RETAINED EARNINGS, end of year	$ 1,665,214	$ 1,458,497

See notes to financial statements

SWIFT TRADE SECURITIES INC.

STATEMENT OF INCOME AND RETAINED EARNINGS (US DOLLARS)

FOR THE YEAR ENDED SEPTEMBER 30, 2003

	2003	2002
REVENUE	$15,905,093	$16,134,936
EXPENSES		
Clearing, network and computer expense	$8,473,468	$10,897,615
Reimbursement of expenses (Note 8 ©	$5,714,465	$3,749,881
Branch payouts	$919,838	$1,068,687
Loss on foreign exchange (Note 2(e)	$152,940	$21,806
Professional fees	$124,517	$50,976
Food and catering	$91,106	$88,518
Office and miscellaneous	$48,058	$17,055
Travel and entertainment	$47,292	$44,063
Advertising and marketing	$27,220	$3,140
Insurance	$25,286	$14,254
Maintenance	$17,059	$7,198
Telephone	$15,465	$10,839
Professional devekopment	$9,928	$26,672
Courier and postage	$8,510	$9,540
Donations	$4,923	$3,334
Management salary and fees (repaid) (Note 10)	$3,567	-$168,870
Dues, subscriptions and fees	$2,961	$1,673
Bank charges	$1,631	$2,069
Interest expense	$1,151	$655
Books	$842	$1,754
Equipment rental	$430	$403
Employer health tax (recovered)	-$633	$19,095
Rent	$0	$4,815
	$15,690,022	$15,875,173
INCOME BEFORE AMORTIZATION AND INCOME TAXES	$215,071	$259,763
Amortization (Note 2(b))	$17,832	$17,645
INCOME BEFORE INCOME TAXES	$197,238	$242,118
Income taxes (Note 2 (c))	$44,103	$8,183
NET INCOME FOR PERIOD	$153,135	$233,935
RETAINED EARNINGS, beginning of period	$1,080,448	$846,513
RETAINED EARNINGS, end of period	$1,233,583	$1,080,448

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2003

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income for year	$ 206,717	$ 315,789
Amortization of leasehold improvements (Notes 2(f) and 4)	24,072	23,819
Changes in non-cash working capital		
Increase in accounts receivable	(427,249)	(1,598,801)
Increase in loan receivable to related corporations (Note 8 (d))	(13,499)	(48,000)
Increase (decrease) in accounts payable	(1,797,053)	1,738,903
Increase in accounts payable - related corporation (Note 8 (e))	789,960	-
Decrease (increase) in sundry receivable	(1,989)	8,086
Decrease (increase) in prepaid expenses	10,761	(27)
Increase (decrease) in income taxes (Note 2 (b))	(40,228)	31,523
	(1,248,508)	471,292
CASH FLOWS FROM INVESTING ACTIVITIES		
Investment in shares	7,699	(133)
Purchase of leasehold improvements (Notes 2(f) and 4)	-	(4,735)
Decrease in deposit with clearing house	-	31,729
Payment of loan receivable - subsidiary (Note 6)	300,000	-
	307,699	26,861
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of capital to shareholders (Note 9)	(214,500)	-
Decrease in contingency trust funds (Note 5)	-	25,000
	(214,500)	25,000
INCREASE (DECREASE) IN CASH FOR YEAR	(1,155,309)	523,153
CASH, beginning of year	1,507,931	984,778
CASH, end of year	$ 352,622	$ 1,507,931

See notes to financial statements

SWIFT TRADE SECURITIES INC.

STATEMENT OF CASH FLOWS (US DOLLARS)

FOR THE YEAR ENDED SEPTEMBER 30, 2003

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income for year	$153,135	$233,935
Amortization of leasehold improvement (note2(f) and 4)	$17,832	$17,645
Changes in non - cash working capital :	$0	$0
Increase in accounts receivable	($316,504)	($1,184,385)
Increase in loan receivable to related corporations (Note 8(d)	($10,000)	($35,558)
Increase (decrease) in accounts payable	($1,331,249)	$1,288,172
Increase in account payable - related corporation (Notes 8 (e)	$585,199	$0
Decrease (increase) in sundry receivable	($1,473)	$5,990
Decrease (increase) in prepaid expenses	$7,972	($20)
Increase (decrease) in income taxes (Note 2 (b)	($29,801)	$23,352
	($924,889)	$349,131
CASH FLOWS FROM INVESTING ACTIVITIES		
Investment in shares	$5,703	($99)
Purchase of leasehold inprovements (Notes 2 (f) and 4	$0	($3,508)
Decrease in deposit with clearing house	$0	$23,505
Payment of loan receivable - subsidiary (Notes 6)	$222,239	$0
	$227,942	$19,899
CASH FLOW FROM FINANCING ACTIVITIES		
Repayment of capital to shareholders (Note 9)	($158,901)	$0
Decrease in contingency trust funds (Note 5)	$0	$18,520
	($158,901)	$18,520
INCREASE (DECREASE) IN CASH FOR YEAR	($855,848)	$387,549
CASH, beginning of year	$1,117,069	$729,519
CASH, end of year	$261,221	$1,117,069

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2003

1. DESCRIPTION OF BUSINESS

Swift Trade Securities USA Inc. (the "Company") is licensed by the Ontario Securities Commission as a securities dealer as well as a member of the National Association of Security Dealers. The company acts as a jitney broker to execute US trades for Swift Trade Securities Inc and Swift Trade Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The company, with the unanimous consent of its shareholders, has elected to prepare its financial statements in accordance with Canadian generally accepted accounting principles, using the differential reporting options available to non-publicly accountable enterprises described below:

(a) Investments in subsidiary

The company has elected to apply the differential reporting measurements option allowed for accounting for subsidiary, and, accordingly to account for its investments in subsidiary at cost. Consequently, consolidated financial statements have not been prepared.

(b) Income taxes

The company has elected to apply the differential reporting measurement option allowed for income taxes and, accordingly to account for income taxes using the taxes payable method under which the company reports as an expense of the year only the cost of current income taxes for that year, determined in accordance with the rules established by taxation authorities.

(c) Financial instruments

The company has elected not to disclose fair value information about financial assets and liabilities for which fair value was not readily obtainable.

(d) Share capital

The company has elected not to disclose terms and conditions related to classes of shares that have not been issued.

(e) Translation of Foreign Currencies

Monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at the year-end rates of exchange. Revenue and expenses are translated at rates in effect at the dates of the transactions.

(f) Property, plant and equipment

Leasehold improvements are carried at cost less amortization. Amortization is calculated using the straight-line method at the rate of 20% per annum.

(g) Revenue Recognition

Revenue is recognized on the date of the transaction.

(h) Use of Estimates

Financial statements prepared in conformity with Canadian general accepted accounting principles require management to make estimates and assumptions about reported assets and liabilities, disclosure of contingent assets and liabilities and reported amounts of revenues and expenses. Management also makes estimates and judgements about future results of operations related to specific elements of the business in assessing recoverability of assets and recorded values of liabilities. Actual results could differ from those estimates.

3. INVESTMENT IN SHARES

The cost method is used in accounting for the marketable securities held for long term investment purposes. The market value of the shares approximates the book value.

4. PROPERTY, PLANT AND EQUIPMENT

The balance of property, plant and equipment is made up as follows:

	2003			2002
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Leasehold improvements	$ 120,389	$ 82,682	$ 33,707	$ 57,779

5. CONTINGENCY TRUST FUNDS

The company invested $10,000 as a condition for receiving operating licenses from the Ontario Securities Commissions. The amount is invested in term deposits earning between 3%-4% per annum which mature annually. On maturity the principal and interest are reinvested at prevailing rates as long as the licenses are in place.

6. LOAN RECEIVABLE - subsidiary

The company advanced an interest bearing loan to Swift Trade Securities Inc. (formerly Penson Securities Inc.) on July 13, 2002 in the amount of $300,000. The loan was subordinated to the interest of all creditors of Swift Trade Securities Inc. and had no fixed term of repayment. The loan was repaid on July 18, 2003.

7. INVESTMENT IN SHARES - subsidiary

The company purchased 100% control of Swift Trade Securities Inc. on July 10, 2002. The price paid of $500,000 was equal to the fair value of the subsidiary's net identifiable assets at time of acquisition.

8. RELATED PARTY TRANSACTIONS

(a) The company is related to the following corporations because they have common controlling shareholders:

- Swift Trade Securities Ltd.
- Swift Trade Securities Training Inc.
- Corbita Technologies Inc.
- Bimeris Investments Inc.
- High Motion Activities Inc.
- Bimeris LLC
- Bimeris 2000 Inc.
- 1481683 Ontario Ltd.
- Spektra Communications Corporation
- Swift Trade Inc.

(b) Swift Trade Securities USA Inc. is the parent company of Swift Trade Securities Inc.

(c) The company paid the following amounts to its subsidiary and a related corporation during the year:

- Swift Trade Securities Inc. - $ 2,972,817 reimbursement of expenses.
- Swift Trade Inc. - $ 4,741,139 reimbursement of expenses.

(d) The company advanced loans to Swift Trade Securities Training Inc., in the amount of $48,000. and to Bimeris LLC in the amount of $13,499. These loans are non-interest bearing and are due on demand.

(e) The company is indebted to Swift Trade Inc. in the amount of $789,960. This liability was incurred in the normal course of business and was subsequently paid in October 2003.

Management is of the opinion that these transactions were undertaken under the same terms and conditions as would be with non-related parties.

These related party transactions are recorded at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9. CAPITAL STOCK

The company reduced its stated capital by $214,500 on February 3, 2003 and distributed that amount to the holders of the common shares.

10. REMUNERATION OF DIRECTORS AND SENIOR OFFICERS

Directors and Senior officers as defined in the Business Corporations Act (Ontario) were paid $4,815 in management fees in the year ended September 30, 2003 . In the year ended September 30, 2002, the directors and senior officers repaid the company $227,957 in direct remuneration previously taken.

11. CONTINGENT LIABILITY

A former employee has sued the company for damages for wrongful dismissal and breach of contract in the amount of $500,000 plus interest and costs. The company filed a defense to this action. The company's solicitor has advised that the company has potential exposure to the Plaintiff claims for a portion of the amounts sought. Any amounts, if paid in a future period will be recorded as an expense of that period. No compensation has been accrued in these financial statements.

COMPUTATION OF NET CAPITAL FOR SWIFT TRADE SECURITIES USA INC.

1. Total ownership equity from Statement of Financial Condition			1,233,953 [3480]
2. Deduct ownership equity not allowable for Net Capital			[3490]
3. Total ownership equity qualified for Net Capital			1,233,953 [3500]
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0 [3520]
B. Other (deductions) or allowable credits (List)			
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5. Total capital and allowable subordinated liabilities			1,233,953 [3530]
6. Deductions and/or charges:			
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		1,084,839 [3540]	
B. Secured demand note deficiency		[3590]	
C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
D. Other deductions and/or charges		[3610]	-1,084,839 [3620]
7. Other additions and/or credits (List)			
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8. Net capital before haircuts on securities positions			149,114 [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
A. Contractual securities commitments		[3660]	
B. Subordinated securities borrowings		[3670]	
C. Trading and investment securities:			
1. Exempted securities		[3735]	

2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		[3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	Cdn $13581*6% [3736A]	836 [3736B]	
	FIB excess deductible [3736C]	3,704 [3736D]	
	[3736E]	[3736F]	
		4,540 [3736]	-4,540 [3740]
10. Net Capital			144,574 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	86,252 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	100,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	100,000 [3760]
14. Excess net capital (line 10 less 13)	44,574 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	15,194 [3780]

Formula for Determination of Reserve Requirement for Brokers and Dealers (Swift Trade Securities USA Inc. – BD 45141)

		Credits	Debits
1.	Free credit balances and other Customer security accounts		$0
2.	Monies borrowed collateralized By securities carried for the account of customers.		$0
3.	Monies payable against customers' Securities loaned.		$0
4.	Customer securities failed to receive.		$0
5.	Credit balances in firm accounts which are attributable to principal sales to customers		$0
6.	Market value of stock dividends, stock Splits and similar distributions receivable Outstanding over 30 calendar days.		$0
7.	Market value of short security count Differences over 30 days old.		$0
8.	Market value of short securities and credit (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days.		$0
9.	Market value of securities which are in Transfer in excess of 40 calendar days and Have not been confirmed to be in transfer By the transfer agent or the issuer during The 40 days.		$0
10.	Debit balances in customers' cash and Margin accounts excluding unsecured Accounts and accounts doubtful of Collection.		$0
11.	Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver.		$0
12.	Failed to deliver of customers' securities Not older than 30 calendar days.		$0
13.	Margin required and on deposit with the Options Clearing Corporation for all Options contracts written or purchased In customer accounts.		$0
14.	Excess of total credits over debits Required to be on deposit in the "Reserve Bank Account". If the computation is made monthly as permitted by this rule, the deposit shall not be less than 105% of the excess of total credits over total debits.		$0

COOPER GREEN & WARREN LLP

CHARTERED ACCOUNTANTS

1370 Don Mills Road, Suite 100, Toronto, Ontario M3B 3N7 Tel. (416) 510-1777 Fax (416) 510-1709

Represented in USA by Brock, Schechter & Polakoff CPA's - Buffalo, New York

November 25, 2003

NASD Regulation Inc.
Systems Support
9509 Key West Avenue
3rd Floor
Rockville, MD 20850
Attention: Sherry Lawrence

Dear Ms. Lawrence:

Re: Swift Trade Securities USA Inc.

In connection with the reconciliation between the audited financial statements (AFS) and the company prepared financial statements (CPFS) at September 30, 2003, we submit the following reconciliation in US dollars:

Total Ownership Equity - per CPFS - per Focus Report	$ 1,088,080
Total Ownership Equity - per AFS - per revised Focus Report	1,233,953
Difference - per below	$ 145,873

Difference in Total Ownership Equity

Year End Adjustments	
- decrease in expenses (decrease in accounts payable)	$ 185,198
- Increase in income tax provision	39,325
Net Difference	$ 145,873

We confirm to the best of our knowledge that Swift Trade Securities USA Inc., is a fully disclosed broker-dealer and does not carry customer accounts, balances or securities on its books. Consequently, the company is exempt from the Customer Protection Rule under Rule K(2)(ii).

With regard to the matter of US GAAP, to the best of our knowledge the September 30, 2003 audited financial statements are in accordance with US standards.

Yours very truly,
COOPER GREEN & WARREN LLP



John B. Warren, B.A.,C.A.

COOPER GREEN & WARREN LLP
CHARTERED ACCOUNTANTS
1370 Don Mills Road, Suite 100, Toronto, Ontario M3B 3N7 Tel. (416) 510-1777 Fax (416) 510-1709
Represented in USA by Brock, Schechter & Polakoff CPA's - Buffalo, New York

November 21, 2003

NASD
260 Franklin Street
Suite 1600
Boston MA 02110
Attention: Mr. Frank Katopoulos

Dear Mr. Katopoulos:

Re: Swift Trade Securities USA Inc.

In connection with the year end audit for the year ended September 30, 2003, we wish to report that we found no material inadequacies in the audit.

Yours very truly,
COOPER, GREEN & WARREN LLP



John B. Warren, B.A.,C.A.